Page 1

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                          Avid Sportswear & Golf Corp.
                          ----------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    053679106
                                    ---------
                                 (CUSIP Number)

                               Earl T. Ingarfield
                          Avid Sportswear & Golf Corp.
                        22 South Links Avenue, Suite 204
                             Sarasota, Florida 34236
                                 (941) 330-8051
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy To:

                             Clayton E. Parker, Esq.
                           Kirkpatrick & Lockhart LLP
                    201 South Biscayne Boulevard, 20th Floor
                              Miami, Florida 33131

                                February 1, 2000
                                ----------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


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                                                                       Page 2
                                  SCHEDULE 13D

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1     NAME OF REPORTING PERSONS
      Lido Capital Corporation

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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)  [X]
                                                                     (b)  [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
      WC

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Florida

--------------------------------------------------------------------------------
NUMBER OF       7         SOLE VOTING POWER
SHARES
BENEFICIALLY              14,456,017
OWNED BY EACH
REPORTING
PERSON WITH
                ----------------------------------------------------------------
                8         SHARED VOTING POWER

                          -0-
                ----------------------------------------------------------------
                9         SOLE DISPOSITIVE POWER
                          14,456,017
                ----------------------------------------------------------------
                10        SHARED DISPOSITIVE POWER

                          -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      14,456,017

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ( )

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      46.1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------


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                                                                   Page 3

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      Earl T. Ingarfield

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)  [X]
                                                                     (b)  [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      PF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
NUMBER OF       7         SOLE VOTING POWER
SHARES
BENEFICIALLY              14,456,017
OWNED BY EACH
REPORTING
PERSON WITH
                ----------------------------------------------------------------
                8         SHARED VOTING POWER

                          -0-
                ----------------------------------------------------------------
                9         SOLE DISPOSITIVE POWER

                          14,456,017
                ----------------------------------------------------------------
                10        SHARED DISPOSITIVE POWER

                          -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      14,456,017

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  ( )

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      46.1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN

--------------------------------------------------------------------------------


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                                                                       Page 4

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      Michael LaValliere

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)  [ ]
                                                                     (b)  [X]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      PF

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America

--------------------------------------------------------------------------------
NUMBER OF       7         SOLE VOTING POWER
SHARES
BENEFICIALLY              1,590,017
OWNED BY EACH
REPORTING
PERSON WITH
                ----------------------------------------------------------------
                8         SHARED VOTING POWER

                          -0-

                ----------------------------------------------------------------
                9         SOLE DISPOSITIVE POWER

                          1,590,017

                ----------------------------------------------------------------
                10        SHARED DISPOSITIVE POWER

                          -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,590,017

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  ( )

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.1%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN

--------------------------------------------------------------------------------


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                                                                       Page 5

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      Barnum Mow

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)  [ ]
                                                                     (b)  [X]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      OO

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America

--------------------------------------------------------------------------------
NUMBER OF       7         SOLE VOTING POWER
SHARES
BENEFICIALLY              2,064,477
OWNED BY EACH
REPORTING
PERSON WITH
                ----------------------------------------------------------------
                8         SHARED VOTING POWER

                          -0-
                ----------------------------------------------------------------
                9         SOLE DISPOSITIVE POWER

                          2,064,477

                ----------------------------------------------------------------
                10        SHARED DISPOSITIVE POWER

                          -0-

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,064,477

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  ( )

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.6%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN

--------------------------------------------------------------------------------



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                                                                       Page 6


Item 1.  Security and Issuer.
         --------------------

      This statement relates to shares of common stock, par value $0.01 per share (the "Shares"), of Avid Sportswear & Golf Corp., a Nevada corporation (the "Issuer"). The principal executive office of the Issuer is located at 22 South Links Avenue, Suite 204, Sarasota, Florida 34236.

Item 2.  Identity and Background.
         ------------------------

      (a)-(c), (f). This statement is being filed by: (i) Lido Capital Corporation ("Lido"); (ii) Earl T. Ingarfield ("Mr. Ingarfield"); (iii) Michael LaValliere ("Mr. LaValliere") and (iv) Barnum Mow ("Mr. Mow") (sometimes collectively referred to herein as the "Reporting Persons").

      Mr. Ingarfield's principal business is the President of the Issuer. His business address is 22 South Links Avenue, Suite 204, Miami, Florida 34236. Mr. Ingarfield is a citizen of the United States of America.

      Lido Capital Corporation is a Florida corporation. Its principal business is investing in marketable securities. Mr. Ingarfield is the sole director and shareholder and the principal officer of Lido. Its business address is 22 South Links Avenue, Suite 204, Miami, Florida 34236.

      Michael LaValliere's principal business is as President of Collaborative Marketing Services, Inc., a company specializing in the marketing and distribution of kiosk advertising programs and point of sale machines. His business address is 22 South Links Avenue, Suite 204, Miami, Florida 34236. Mr. LaValliere is a citizen of the United States of America.

      Barnum Mow's principal business is President of Avid Sportswear, Inc., a wholly-owned subsidiary of the Issuer. His business address is 22 South Links Avenue, Suite 204, Miami, Florida 34236. Mr. Mow is a citizen of the United States of America.

      (d) and (e). During the last five years, none of Lido or Messrs. Ingarfield, LaValliere or Mow have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

      As of the close of business on April 26, 2000, the Reporting Persons held in the aggregate 16,765,034 Shares of which (i) 14,256,017 were purchased by Lido, (ii) 1,390,017 were purchased by Mr. LaValliere and (iii) 1,200,000 were granted to Mr. Mow pursuant to his employment agreement. In addition, as of the close of business on April 4, 2000, the Reporting Persons held in the aggregate options to purchase 1,264,477 Shares of which (i) Mr. Ingarfield held options to purchase 200,000 Shares at a purchase price of $0.30 per Share, (ii) Mr.


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                                                                       Page 7


LaValliere held options to purchase 200,000 Shares at a purchase price of $0.30 per Share and (iii) Mr. Mow held options to purchase 864,477 Shares at a purchase price of $0.375 per Share.

      Lido purchased its 14,256,017 Shares for an aggregate purchase price of $1,475,810, all of which was provided by Lido's working capital.

      Mr. LaValliere purchased his 1,390,017 Shares for an aggregate purchase price of $238,137, all of which was purchased by Mr. LaValliere's personal funds.

      Mr. Mow was granted all of his 1,200,000 Shares pursuant to the terms of his employment agreement dated as of September 7, 1999.

Item 4.  Purpose of Transaction.
         -----------------------

      Each of the Reporting Persons acquired the Shares for investment in connection and not with a view to, or for resale in connection with, any distribution thereof, and none of the Reporting Persons has a present intention of selling, granting any participation in, or otherwise distributing the Shares.

      Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

      (a)-(b) As of the close of business on April 26, 2000, each of the Reporting Persons directly owned the number of Shares set opposite each person's name, representing the percentage ownership set forth below:

                             No. of Shares           Percentage
Reporting Person             of Holdings1            Ownership1
----------------             ------------            ---------

Lido Capital Corporation      14,456,017               46.1%
Michael LaValliere             1,590,017                5.1%
Barnum Mow                     2,064,477                6.6%

      In addition, as of the close of business on April 26, 2000, Mr. Ingarfield did not hold any Shares directly. As the sole shareholder and director and principal officer of Lido, Mr. Ingarfield may be deemed to beneficially own the Shares held by Lido.


--------
1 The number of Shares and percentage ownership represented in the above table includes immediately exercisable options to purchase a total of 1,264,477 Shares. Messrs. Ingarfield and LaValliere each hold options to purchase 200,000 Shares at a purchase price of $0.30 per Share. Mr. Mow holds options to purchase 864,477 Shares at a purchase price of $0.375 per Share.


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                                                                       Page 8


      Each of the Reporting Persons named above has the sole power to vote and dispose of his or its Shares.

      By reason of the provisions of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), Lido and Mr. Ingarfield are deemed to be a "group." By reason of the provisions of Rule 13d-5 under the Act, Lido and Mr. Ingarfield may be deemed to own all Shares beneficially owned by the other. Except as stated above, the Reporting Persons do not affirm the existence of any group and disclaim beneficial ownership of Shares beneficially owned by any other Reporting Person.

      (c) During the past sixty days, none of the Reporting Persons acquired any Shares.

      (d)   Not applicable.

      (e)   Not applicable.

Item 6.  Contract, Arrangements,  Understandings or Relationships with respect
         ---------------------------------------------------------------------
to Securities of the Issuer.
----------------------------

      Each of the Reporting Persons named above has the sole power to vote and dispose of his or its Shares. Lido has pledged 9,000,000 Shares as security for an Issuer loan. In the event the Issuer defaults on this loan, then the lender would have the ability to vote these Shares. None of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, without limitation, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits and losses or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

      Exhibit 1.  Joint Filing Agreement


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                                                                       Page 9


                                    SIGNATURE
                                    ---------

      After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each certifies that the information set forth in this statement is true, complete and correct.

Dated:      April 28, 2000                       /s/ Earl T. Ingarfield
                                           ----------------------------
                                           Earl T. Ingarfield

                                                 /s/ Michael LaValliere
                                           ----------------------------
                                           Michael LaValliere

                                                 /s/ Barnum Mow
                                           ----------------------------
                                           Barnum Mow

                                           LIDO CAPITAL CORPORATION

                                           By:   /s/ Earl T. Ingarfield
                                              -------------------------
                                                 Earl T. Ingarfield, President



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                                                                       Page 10


                                   EXHIBIT 1

                             JOINT FILING AGREEMENT
                             ----------------------

      In accordance with Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $0.001 per share, of Avid Sportswear & Golf Corp, a Nevada corporation, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

      IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the 28th day of April, 2000.

                                                 /s/ Earl T. Ingarfield
                                           ----------------------------
                                           Earl T. Ingarfield

                                                 /s/ Michael LaValliere
                                           ----------------------------
                                           Michael LaValliere

                                                 /s/ Barnum Mow
                                           ----------------------------
                                           Barnum Mow

                                           LIDO CAPITAL CORPORATION

                                           By:   /s/ Earl T. Ingarfield
                                              -------------------------
                                                 Earl T. Ingarfield, President